Van Kampen Enterprise Fund			 				Exhibit 77D


Real Estate Investment Trusts ("REITs")

The Fund may invest up to 10% of its net assets in REITs. Investing in REITs makes the Fund more susceptible to risks associated with the ownership of real estate and with the real estate industry in general. In addition, REITs depend upon specialized management skills, may not be diversified, may have less trading volume, and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs must comply with certain requirements of federal income tax law to maintain their federal income tax status. Investments in REITs may involve duplication of management fees and certain other expenses.